Exhibit 99.9

VIA EDGAR

TO:          United States Securities and Exchange Commission

Re:           Asanko Gold Inc. (the "Company")
 Annual Report on Form 40-F
 Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F for the financial year ended December 31, 2012, and any amendments thereto (the “Annual Report”), as filed by the Company with the United States Securities and Exchange Commission.  The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the financial year ended December 31, 2012 (the “Annual Information Form”), and the Company’s Management Discussion and Analysis for the financial years ended December 31, 2012 and March 31, 2012 (the “MD&A”).

I, Charles J. Muller (SACNASP), DO HEREBY CONSENT, to:

•
the use of my name and the disclosure of my involvement in the preparation of information that forms the basis for disclosure of a technical and scientific nature related to the Company’s Esaase gold project, Ghana, contained in the Annual Information Form and the MD&A; and

•	the inclusion and incorporation by reference of such information in the Annual Report.

Dated March 28, 2013

/s/ Charles J. Muller
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Charles J. Muller (SACNASP)
Director – Mineral Resources
Minxcon (Pty) Ltd.